

04001417

SECURITIE~ ~~~ ~~~~~~~~~ ~~~~MISSION
Washington, D.C. 20549

2/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8   5 3 5 6 0

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2003   AND ENDING   December 31, 2003
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CCM Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 South Wacker Drive - Suite 3325

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Doherty   (312) 382-8000
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED

MAR 17 2004

**THOMSON
FINANCIAL**

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

Michael Crane

I, ~~Michelle Doherty~~, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CCM Equities, LLC as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

~~Michelle Doherty~~   Michael Crane
~~Vice President~~   President

Cariane Hunt
Notary Public

Official Seal
Cariane Hunt
Notary Public State of Illinois
My Commission Expires 10/31/05

CCM EQUITIES, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2003

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES

542 SOUTH DEARBORN STREET

CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Member
CCM EQUITIES, LLC

We have audited the accompanying statement of financial condition of CCM EQUITIES, LLC as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCM EQUITIES, LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fairclath & Associates, LLC

Chicago, Illinois
February 14, 2004

CCM EQUITIES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditor's Report

(x)   (a)   Facing Page

(x)   (b)   Statement of Financial Condition

(x)   (c)   Statement of Operations

(x)   (d)   Statement of Cash Flows

(x)   (e)   Statement of Changes in Member's Capital

( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

(x)   Notes to Financial Statements

(x)   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x)   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)

( )   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)

( )   (k)   a Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)

(x)   (l)   An Oath or Affirmation

( )   (m)   Copy of the SIPC Supplemental Report (Not Required)

( )   (n)   A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) (Not Required)

CCM EQUITIES, LLC

Statement of Financial Condition
December 31, 2003

ASSETS

Cash on hand and in banks	$	77,993
Due from brokers		107,091
Other Assets		4,457
Total Assets	$	189,541

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	800
Total Liabilities	$	800
Commitments and contingent liabilities (Note 4)		
Member's equity		188,741
Total Liabilities and Member's Equity	$	189,541

The accompanying notes are an integral part of this financial statement.

CCM EQUITIES, LLC

Statement of Income
for the Year ended December 31, 2003

Revenues

Commission income	$	19,700
Dividend and interest income		457
Total Revenues	$	20,157

Expenses

Commission expense	$	3,656
Clearance and other fees		3,028
Communications		3,528
Regulatory fees		2,682
Other operating expenses		29,109
Total Expenses	$	42,003
Net Income	$	(21,846)

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

CCM EQUITIES, LLC

Statement of Changes in Member's Equity
for the Year ended December 31, 2003

Member's equity, beginning of year	$	210,587
Net income for the year ended December 31, 2003		(21,846)
Member's equity, end of year	$	188,741

The accompanying notes are an integral part of this financial statement.

CCM EQUITIES, LLC

Statement of Cash Flows
for the Year ended December 31, 2003

Cash provided by (applied to) operating activities		
Net income	$	(21,846)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Organization costs charged		22,013
Changes in operating assets and liabilities		
Brokerage receivable		7,480
Due from brokers		(6,317)
Advances to employees		3,656
Other assets		(3,732)
Accounts payable and accrued liabilities		(9,313)
Net cash applied to operating activities	$	(8,059)
Net increase in cash	$	(8,059)
Cash and cash equivalents at January 1, 2002		86,052
Cash and cash equivalents at December 31, 2002	$	77,993
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	-
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

The Company was formed in August, 2001. The Company is registered as a broker-dealer. The Company provides execution services to other broker-dealers. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Organization Costs - Organization costs are amortized over a five-year period using the straight-line method.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is a disregarded entity under the Internal Revenue Code. The Company allocates taxable income or loss to the Member of the Company, who is responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore their carrying amounts approximate their fair values.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

All commitments are recorded in the financial statements and there were no contingent liabilities at the statement date.

NOTE 5 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the National Association of Securities Dealers. Company net capital was determined to be $182,142 under these rules; this amount exceeded the minimum requirement by $177,142 at December 31, 2003.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is a single member limited liability Company. The Company shares office space, facilities, and personnel with CCM Futures, LLC, another single member limited liability Company under common ownership.

CCM EQUITIES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer CCM Equities, LLC	as of	12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)	$ 188,741	3480
2. Deduct: Ownership equity not allowable for net capital		3490
3. Total ownership equity qualified for net capital	188,741	3500
4. Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 188,741	3530

6. Deductions and/or charges
  A. Total non-allowable assets from:
    Statement of Financial Condition (Notes B and C) $ 4,457 [3540]
    1. Additional charges for customers' and
       non-customers' security accounts   [3550]
    2. Additional charges for customers' and
       non-customers' commodity accounts   [3560]
  B. Aged fail-to-deliver   [3570]
    1. Number of items   [3450]
  C. Aged short security differences - less
    reserve of   [3460]   [3580]
    number of items   [3470]
  D. Secured demand note deficiency   [3590]
  E. Commodity futures contracts and spot commodities
     proprietary capital charges   [3600]
  F. Other deductions and/or charges   2,142 [3610]
  G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)   [3615]
  H. Total deductions and/or charges   6,599 [3620]

7. Other additions and/or allowable credits (list)   [3630]
8. Net capital before haircuts on securities positions   182,142 [3640]
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1(f)):
  A. Contractual securities commitments   [3660]
  B. Subordinated securities borrowings   [3670]
  C. Trading and investment securities:
    1. Bankers' acceptances, certificates of deposit
       and commercial paper   [3680]
    2. U.S. and Canadian government obligations   [3690]
    3. State and municipal government obligations   [3700]
    4. Corporate obligations   [3710]
    5. Stocks and warrants   [3720]
    6. Options   [3730]
    7. Arbitrage   [3732]
    8. Other securities   [3734]
  D. Undue concentration   [3650]
  E. Other (list)   [3736]   [3740]
10. Net Capital   182,142 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer CCM Equities, LLC	as of	12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	53	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	177,142	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		182,062	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		800	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no equivalent is paid or credited	3810		
C. Other unrecorded amounts (List)	3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			3838
19. Total aggregate indebtedness		800	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		0%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)		0%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	3680
24. Net capital requirement (greater of line 22 or 23)	3760
25. Excess net capital (line 10 less 24)	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8)	3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)	3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital	3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

CCM EQUITIES, LLC

Reconciliation of Computation of Net Capital
December 31, 2003

There were no material differences between the audited and unaudited computation of net capital under Rule 15c3-1.

CCM EQUITIES, LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2003

The Company does not clear securities transactions or take
possession or control of securities for customers and, therefore,
is exempt from the possession or control and reserve requirements
of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
542 SOUTH DEARBORN STREET

CHICAGO, ILLINOIS 60605

SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
CCM Equities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of CCM Equities, LLC (the"Company") for the year ended December 31, 2003 (on which we issued our report dated February 14, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faircloth & Associates, LLC

Chicago, Illinois
February 14, 2004